Exhibit 3

RESULTS 1Q20 April3 0, 2 0 2 zero Photo by: Esteban Vega. Revista Semana. Corabastos market in Bogotá, Colombia.

Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 2 products.

Construction is a safe and essential industry Can be performed with low risk of virus Significant economic and social transmission contribution Tightly controlled work environments Important percentage of GDP Not open to the general public Provide infrastructure requirements Work is carried in the outdoors Fundamental engine to reactivate growth Low personnel density Keeps and create employment Strictest health and safety standards Maintains society’s well being 3

Focused on three main priorities during these challenging times Protect the health Support our and safety of our customers as much Strengthen our cash employees and their as possible in a position families, customers, responsible way and communities 4

Health and safety is our number one priority ƒ¼ Established Rapid Response Teams ƒ¼ Appointed a COVID-19 coordinator in all our sites ƒ¼ Developed over 50 new protocols and guidelines designed to protect our employees, customers and communities ƒ¼ Modified processes to implement physical distancing and working remotely, where possible ƒ¼ Enhanced internal information campaigns ƒ¼ Supporting our communities ƒ~ Delivery of essentials to vulnerable families ƒ~ Mobilized ready-mix trucks with soap and water to sanitize strategic open public areas 5

Committed to supporting our customers ƒ¼ Adopted measures designed to maintain business continuity ƒ¼ Sales force and service centers enabled with remote-work tools and capabilities ƒ¼ Sharing best practices with clients ƒ¼ Leveraging on CEMEX Go to support our clients at a distance ƒ¼ Monitoring demand conditions and market positions in our markets 6

Strengthen our cash position ƒ¼ Suspending or reducing: ƒ~ Capital expenditures ƒ~ Budgeted operating expenses ƒ~ Production and inventory levels in all our markets ƒ~ Corporate and global networks activities ƒ¼ Voluntary waiver or deferral of salaries for the next three months in several layers of the organization ƒ¼ Taking additional measures to respond to the crisis, such as lowering fees and expenses, hiring and salary freezes, maintenance adjustments, collective vacations, among others. As of today, the total savings of these measures are expected to reach around US$8 million during 2020

Financial Results Summary Net sales during 1Q20 down by 11% in local-currency terms. Sales Net Sales Operating EBITDA Margin EBITDA (US$M) (US$M) (%) impacted in March by the virus-containment measures -17% -16% 0.2pp The U.S. dollar appreciated vs. the Colombian peso by 17% during 55 1Q20 in average YoY 258 . 4% 21 214 46 2% . 21 EBITDA margin during 1Q20 up by 0.2 pp YoY, to 21.4%. The improvement was due to higher cement prices, lower fixed costs and SG&A savings 1Q19 1Q20 1Q19 1Q20 1Q19 1Q20 8

Consolidated Volumes and Prices 1Q20 1Q19 vs. 1Q20 4Q19 vs. Cement volumes in line with guidance YTD February, however, Domestic Volume -11% -11% declined by 27% in March YoY gray Price (USD) -4% 0% cement Price (LtL1) 3% 3% Cement prices up by 3% during 1Q20 in local-currency terms , both Volume -25% -16% YoY and QoQ Ready-mix concrete Price (USD) -10% -2% Price (LtL1) -1% 2% In the cement business, the main Volume -33% -25% driver of the price increase on a LtL Aggregates Price (USD) 0% 3% basis was Colombia, where we improved prices by 9% YoY and Price (LtL1) 11% 8% 2% QoQ (1) Like-to-like prices adjusted for foreign-exchange fluctuations 9

EBITDA Variation 3M20 -16% 55 -16 4 2 -4 7 -2 46 EBITDA Vol Price Operating Dist. SG&A FX EBITDA 3M19 Costs 3M20 21.2% 21.4% +0.2pp EBITDA EBITDA Margin 3M19 Margin 3M20 10

REGIONAL HIGHLIGHTS 1 Q 2 0 R e s u l t s

Results Highlights Colombia

Colombia Results Highlights Industry cement demand up ~7% 1Q20 1Q19 % var YTD February, with an estimated Net Sales 102 128 -21% 30% decline during March due to Financial the COVID-19 restrictions Summary Op. EBITDA 17 22 -24% US$ Million as % net sales 16.3% 17.1% (0.8pp) Our cement and ready-mix prices 1Q20 vs. 1Q19 1Q20 vs. 4Q19 improved during 1Q20, both YoY Cement -15% -20% and QoQ. Net sales down by 8% Volume Ready-mix -24% -20% YoY in local currency terms due to Aggregates -23% -20% lower volumes 1Q20 vs. 1Q19 1Q20 vs. 4Q19 EBITDA margin during 1Q20 Cement 9% 2% declined by 0.8pp. The positive Price effect of higher prices was offset (Local Currency) Ready-mix 3% 3% by lower volumes and increased Aggregates 2% -1% distribution costs 13

Colombia Infrastructure Sector Encouraging that infrastructure and construction in general was prioritized to resume activities in Colombia 4G projects restarted first; expect total cement/ready-mix demand to reach 1.2 million m3 during 2020, more than 50% vs. 2019 Regional projects could be delayed as mayors and governors are redirecting resources, previously budgeted for infrastructure, to fight the COVID-19 crisis 14

Colombia Housing Sector Demand from the self-construction sector, while is typically resilient during crisis, could be impacted by an expected increase in unemployment and lower remittances Low-income housing should restart supported by guaranteed government subsidies and lower interest rates. However, new projects could be delayed Lower oil prices could impact business sentiment and delay industrial-and-commercial projects 15

Results Highlights Panama

Panama Results Highlights 1Q20 1Q19 % var We estimate that industry cement Net Sales 35 50 -31% demand declined by ~30% during Financial 1Q20; in line with our volumes Summary Op. EBITDA 10 14 -25% US$ Million as % net sales 30.0% 27.7% 2.3pp Previous to the COVID-19 impact, 1Q20 vs. 1Q19 1Q20 vs. 4Q19 demand continued affected by Cement -30% -13% high inventories in apartments and Volume offices, as well as by the Ready-mix 1 -39% -16% Aggregates deceleration of the economy -35% -22% 1Q20 vs. 1Q19 1Q20 vs. 4Q19 EBITDA margin improved by Cement -7% -1% 2.3pp during 1Q20 YoY, mainly due Price to lower variable, fixed, and SG&A (Local Currency) Ready-mix -8% -2% costs Aggregates -7% 2% (1) and On a by pro 1% -forma 1Q20 basis vs.4Q19 adjusting for the ready-mix plants sold during 2019, volumes declined by 7% 1Q20 vs. 1Q19 17

Panama    Highlights New 30% tariff to imported cement from April to Dec 31st 2020; implemented to protect local employment during the crisis After an initial quarantine from March 25 to April 25, the government extended the suspension of the construction industry until May 24 Infrastructure should be prioritized once restrictions are lifted; the Fourth Bridge over the canal and the “Corredor de las Playas” highway, highlighted as key countercyclical projects 18

Results Highlights Costa Rica

Costa Rica Results Highlights 1Q20 1Q19 % var We estimate that industry cement demand declined by ~4% during Net Sales 25 28 -9% 1Q20, in line with our volumes Financial Summary Op. EBITDA 8 10 -21% US$ Million as % net sales 30.9% 35.6% (4.7pp) Economic and construction 1Q20 vs. 1Q19 1Q20 vs. 4Q19 activity recovering before the Cement -4% 10% COVID-19 impact; construction permits and consumer confidence Volume Ready-mix -11% 41% improved YTD February Aggregates 1 -73% -54% 1Q20 vs. 1Q19 1Q20 vs. 4Q19 EBITDA margin during 1Q20 Cement -9% -2% declined by 4.7pp, mainly due to Price lower prices and volumes, as well (Local Currency) Ready-mix -10% -5% as increased distribution costs Aggregates 1 150% 181% (1) Business model change 20

Costa Rica Highlights The Government has taken effective actions to limit the spread of COVID-19, while avoiding a shutdown Construction activity continues; infrastructure projects such as “Circunvalación Norte”, “Rio Virilla” bridge and the “Garantías Sociales” bridge, among others, providing volume support Government recently announced a new US$2 billion public-private partnership program for infrastructure as a countercyclical measure for the economy 21

Results Highlights Rest of CLH

Rest of CLH Results Highlights 1Q20 1Q19 % var Cement volumes improved by 5% Net Sales 57 57 1% YoY; volumes increased in Financial Nicaragua, Guatemala and El Summary Op. EBITDA 17 17 2% US$ Million Salvador as % net sales 30.5% 30.2% 0.3pp 1Q20 vs. 1Q19 1Q20 vs. 4Q19 Our prices remained flat for Cement 5% 9% cement and increased by 1% for Volume Ready-mix -15% 9% ready-mix, on a sequential basis Aggregates -12% -37% 1Q20 vs. 1Q19 1Q20 vs. 4Q19 EBITDA improved by 2% during Cement -2% 0% 1Q20, driven by higher volumes Price and lower clinker costs in (Local Currency) Ready-mix 3% 1% Guatemala Aggregates 28% 24% 23

Nicaragua Highlights Our cement volumes up 2% during the quarter; first year-over-year increase since 4Q17 Cement volumes driven by a mild reactivation of the self-construction sector and government-sponsored projects Economic and social activity remains relatively normal as schools, shops and sporting events remain open; we have enhanced our Health & Safety protocols 24

Guatemala    Highlights Our cement volumes up 7% during the quarter, double-digit increase YTD February, and a low-single-digit decline during March Cement volumes driven by the self-construction sector, as well as by industrial-and-commercial projects in Guatemala City and other main cities The Government, in coordination with the private sector, has been effective dealing with COVID-19, without paralyzing the economy 25

OTHER INFORMATION 1 Q 2 0 R e s u l t s

Free Cash Flow generation Free cash flow declined due to US$ Million 1Q20 1Q19 % var lower EBITDA and increased Operating . EBIT EBITDA 46 55 -16% working capital investment, despite lower financial expenses, - Net financial expense 13 14 CAPEX and taxes - Maintenance Capex 2 5—Change in working cap 21 6 - Taxes paid 6 13 - Other cash items (net) 0 -1 Free Cash Flow 2 17 -85% After Maintenance Capex—Strategic Capex 1 0 Financial expenses during the Free Cash Flow 2 17 -89% quarter declined by 4% YoY, due to our debt reduction efforts 27

Income Statement US$ Million 1Q20 1Q19 % var Controlling Interest Net loss mainly Net sales 214 258 -17% due to lower sales and a negative - Cost of sales 127 155 effect in the Other-income-and-Gross profit 87 104 -16% expenses-net line. These effects - Operating expenses 61 70 were partially offset by lower cost of sales and taxes Operating earnings (loss) before other 27 34 -22% expenses, net—Other expenses, net 2 0 Operating earnings (loss) 25 34 -27% Negative impact in the Other- - Financial expenses 13 14—Other income (expenses), net 39 -3 income-and-expenses-net line due Net income (loss) before income taxes -27 23 to a foreign-exchange effect on the financial balances, mainly from - Income tax 3 7 24% appreciation of the U.S.-dollar Consolidated net income (loss) -30 16 versus the Colombian peso from - Non-controlling interest net income 0 0 December 2019 to March 2020 Controlling Interest Net Income (loss) -30 16 n/a 28

Consolidated debt as of March 31, 2020 US$ Million US$766 M total debt 491 3.9x Net Debt / LTM EBITDA 165 During April, CLH subsidiaries in 84 Colombia and Panama obtained 4 2020 2021 2022 2023 2024 bank financings for the equivalent of US$29 million with a maturity of Borrower Lender Currency Cost US$ M Maturity 3 to 6 months CEMEX Colombia S.A. 1 Local Banks COP Variable 9.18% 4 Nov-2020 Cementos Bayano S.A. 1 Lomez International B.V3 USD 6ML + 360 bps 84 Dec-2022 CCL2 Lomez International B.V3 USD Fixed 5.65% 491 Feb-2023 In addition to our local financing CEMEX Colombia S.A. 1 CEMEX España S.A.3 USD 6ML + 277 bps 165 Dec-2024 capabilities, we have US$457 Other debt (Leases) 22 million in available credit under our Average Cost / Total USD 5.42%4 766 current loan facilities with subsidiaries of CEMEX, our parent (1) Subsidiary company of CEMEX Latam Holdings S.A. company (2) Refers to “Corporación Cementera Latino Americana”. Subsidiary company of CEMEX Latam Holdings S.A. (3) Subsidiary company of CEMEX, S.A.B. de C.V. 29 (4) Average Cost of U.S. dollar denominated debt

2020 Guidance Total CAPEX US$30 M Maintenance US$25 M Strategic US$5 M Cash Taxes US$50 M 30

Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 31 products.

RESULTS 1Q20 A pr i l 3 0 , 2 0 2 0 Photo by: Esteban Vega. Revista Semana. Corabastos market in Bogotá, Colombia.

Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com 33